Exhibit (d)(8)

SCHEDULE A

(Amended as of August 19, 2013)

	Maximum Total Series
	Operating Expenses
	(as a percentage of
	average daily net assets)

Name of Portfolio	Retail Shares	Institutional Shares
Baron Opportunity Fund	1.50%	1.25%
Baron Fifth Avenue Growth Fund	1.30%	1.05%
Baron Discovery Fund	1.35%	1.10%